Exhibit 13(e)

Hello <<First Name>>:

Allegiancy, based in Richmond, Virginia, has an intriguing business model: apply data-driven processes and technology to the antiquated business of real estate management. The company is looking to raise $30 million in a Regulation A+ offering (a type of offering made available as part of the 2012 JOBS Act).

Allegiancy has created a fully integrated proprietary asset management, analysis and workflow platform that fuels the company’s decision-making processes for commercial real estate. Allegiancy’s technology captures data from its properties that is filtered by algorithms and decision engines, and then analyzed by experts who rapidly and efficiently push information to managers to execute performance-oriented tasks. These improved management tools are designed to benefit owners and investors by substantially improving returns and lowering ownership costs.

Click here for a brief description of the offering. The company’s Preliminary Offering Circular can be found on EDGAR here:

Allegiancy, Inc. Preliminary Offering Circular (SEC EDGAR Website)

If you are interested in a conference call with management please contact me directly, or call the WRH+Co trading desk on (415) 551-3200.

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These securities may not be sold nor may offers to buy be accepted prior to the time the company’s offering statement is qualified. This document shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

No money or other consideration is being solicited in connection this document, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement on Form 1-A is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind.

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